Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES COMPLETE RESPONSE LETTER
FROM THE U.S. FDA FOR NOVEL ANTIDEPRESSANT

LAVAL, Québec (July 20, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has received a complete response letter from the U.S. Food and Drug Administration (FDA) for the new drug application (NDA) submission of its novel formulation of the antidepressant trazodone.

The letter indicates Labopharm’s application cannot be approved in its present form due to deficiencies following an FDA inspection of the active pharmaceutical ingredient (API) manufacturing facility, which was completed July 3, 2009. The FDA letter states: “Satisfactory resolution of these deficiencies is required before this application may be approved.”  No efficacy or safety issues were raised.

The API manufacturer, Angelini, has informed Labopharm that, further to the FDA’s complete response letter to Labopharm, in which the FDA raises observations concerning the Drug Master File (DMF) holder in the section "Facility Inspections", Angelini can confirm that the observations raised by the FDA are not critical and that it has not been questioned about the continued supply of trazodone hydrochloride to the U.S. market.  Angelini intends to address the observations raised by the FDA in an action plan that Angelini is going to submit to the FDA by July 24, 2009.

“We intend to work closely with the FDA and Angelini to resolve these issues as rapidly as possible,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We continue to prepare for the commercialization of our novel antidepressant and intend to launch in the U.S. market as soon as possible after we receive approval.”

The Company will provide further information regarding the timing of its response to the FDA when available.

Labopharm submitted the NDA for its novel formulation of trazodone in September 2008.  The NDA is based on data from five pivotal pharmacokinetic studies and the positive results from its North American Phase III placebo-controlled clinical trial (study 04ACL3-001), which enrolled more than 400 patients. The results of this study are found in the May 2009 issue of Psychiatry (Edgemont) (Volume 6, Number 5) (www.psychiatrymmc.com).

About Labopharm Inc.

 Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com